           BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA


IN THE MATTER OF THE                    )
JOINT APPLICATION OF HOUSTON            )
INDUSTRIES INCORPORATED, HOUSTON        )
LIGHTING & POWER COMPANY, HI MERGER,    )
INC. AND ARKLA, A DIVISION OF           )        CAUSE NO. PUD 960000264
NORAM ENERGY CORP.,                     )
FOR APPROVAL OF AN AGREEMENT            )
PROVIDING FOR THE MERGER OF             )        ORDER NO. 406074
NORAM ENERGY CORP. WITH                 )
HOUSTON INDUSTRIES INCORPORATED, ET AL. )


HEARING:         October 9, 1996 before Robert E. Goldfield
                   Administrative Law Judge

APPEARANCES:     Scott E. Rozzell, Attorney
                   Houston Industries Incorporated
                   Houston Lighting & Power Company
                   HI Merger, Inc.

                 Kathleen D. Alexander, Kenny W. Henderson and
                   Cody B. Waddell, Attorneys
                 Arkla, a division of NorAm Energy Corp.

                 Rick D. Chamberlain and Mickey S. Moon,
                   Assistant Attorneys General
                   Office of the Attorney General, State of
                   Oklahoma

                 Maribeth D. Snapp, Deputy General Counsel
                   Public Utility Division, Oklahoma Corporation
                   Commission

                                   FINAL ORDER

BY THE COMMISSION:

         The Corporation Commission of the State of Oklahoma ("Commission") being regularly in session and the undersigned Commissioners being present and participating, there comes on for consideration the Joint Application of Houston Industries Incorporated ("HI"), Houston Lighting and Power Company ("HL&P"), HI Merger, Inc. ("HI Merger") (collectively referred to as "HI Applicants") and Arkla, a division of NorAm Energy Corp. ("Arkla"), seeking approval of an agreement providing for the merger of NorAm Energy Corp. ("NorAm") with the HI Applicants.




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PUD 960000264
Final Order
Page 2

                               PROCEDURAL HISTORY
         On September 9, 1996, HI, HL&P, HI Merger and Arkla (collectively referred to as "the Applicants") filed their Joint Application notifying the Commission that the Applicants had entered into an agreement by which NorAm would be merged with HI Applicants, and requesting that the Oklahoma Corporation Commission issue an order granting such consents, approvals and authorizations as might be required by Okla. Stat. Ann. tit 17 ss. 191.1 et. seq., and the Commission's rules and regulations, to permit HI Applicants and NorAm to consummate the transactions contemplated by the August 11, 1996 Agreement and Plan of Merger between the Applicants ("Merger Agreement"). The Joint Application further requested that the Commission authorize notice of hearing by publication, in lieu of notice by mail.
         On September 9, 1996, simultaneously with the filing of the Application, Applicants filed the prepared Direct Testimony of Stephen C. Schaeffer, Executive Vice President - Shared Services and Finance & Regulatory Affairs with HL&P, in support of the Application.
         On September 9, 1996, the Applicants also filed a Joint Motion for Protective Order in anticipation of receipt of data requests from Staff and/or the Attorney General, seeking a protective order limiting access to and restricting the use of information and documents falling within certain stated categories.
         On September 13, 1996, the Commission issued Order No. 405193 directing that due and proper notice pursuant to the provisions of Title 17 ss. 191.6 be served by publication in a legal newspaper in the county seat of the location of each of the district offices of Arkla, a division of NorAm Energy Corp. and in newspapers of statewide general circulation published in Tulsa and Oklahoma Counties.
         On September 17, 1996, a Notice of Hearing was filed, setting the Cause for hearing before the Administrative Law Judge, Robert E. Goldfield, on October 9, 1996, at 9:30 a.m.
         On September 25, 1996, the Commission entered Order No. 405486, granting intervention to the Attorney General of the State of Oklahoma.
         On September 26, 1996, the Commission issued Order No. 405528, setting forth a procedural schedule providing for: (1) direct testimony of the PUD Staff and the Attorney General to be filed on September 27, 1996; (2) rebuttal testimony to be filed by the Applicants on October 4, 1996; and, (3) a hearing on the merits at 9:30 a.m. on October 9, 1996.
         On September 26, 1996, the Commission issued Order No. 405529 granting the Applicants' Joint Motion for Protective Order specific to Applicant's answers to Staff Data Request No. 14.
         On September 27, 1996, Staff filed the prefiled testimony of Robert C. Thompson, CPA, reflecting Staff's review and analysis of the Joint Application and stating that Staff did not oppose the proposed merger. The Attorney General did not prefile testimony and the Applicants filed no rebuttal testimony.



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PUD 960000264
Final Order
Page 3

         On October 9, 1996, upon due and lawful notice, the public hearing on the Application was held before the ALJ.
                               SUMMARY OF EVIDENCE
         At hearing, Mr. Schaeffer was called to testify on behalf of the Applicants, and Mr. Thompson was called to testify on behalf of Staff. Each of their respective prefiled testimonies were introduced into evidence and all of the parties were provided with appropriate opportunities for cross-examination. An exhibit list was prepared, and all items enumerated on the exhibit list were admitted into evidence, including the Joint Application and all exhibits thereto.
         The Joint Application and Exhibits thereto, as well as the prefiled testimony of Mr. Schaeffer, reflect that HI was incorporated in Texas in 1976 and is a public utility holding company involved in the electric utility and unregulated energy business in the United States and in foreign markets. HI currently has two principal subsidiaries: HL&P and HI Energy. HI's regulated subsidiary, HL&P, was founded in 1901 and is currently the nation's ninth-largest electric utility in terms of kilowatt-hour sales. HL&P provides electric service to 1.5 million customers in a 5,000 square mile service area which includes Houston, the nation's fourth-largest city. As a member of the Electric Reliability Council of Texas ("ERCOT") operating solely within the State of Texas, HL&P is regulated by the Texas Public Utility Commission under the Texas Public Utility Regulatory Act, but is not regulated by the Federal Energy Regulatory Commission under the Federal Power Act. HI's unregulated subsidiary, HI Energy, pursues foreign utility privatizations and the development of unregulated domestic and foreign power generation projects. HI Merger is a Delaware Corporation organized solely for the purpose of serving as an acquisition vehicle.
         Arkla is a natural gas distribution division of NorAm Energy Corp., operating over 2,600 miles of distribution main and serving approximately 111,000 residential, commercial, and industrial customers through facilities located in 35 counties and 96 communities in Oklahoma. As such, Arkla is a public utility within the meaning of Okla. Stat.
Ann. tit 17 ss. 151, and is subject to the jurisdiction of the Commission.
         The Joint Application states that the Merger Agreement sets forth a primary plan for the merger and two alternatives that could occur in the event that certain issues related to the Public Utility Holding Company Act of 1935 ("PUCHA") are not resolved as expected. Under the primary form of the merger ("the Expected Structure"), HI and HL&P would be combined into a single company with the surviving company to be renamed Houston Industries Incorporated ("Houston"). NorAm would then become a first tier wholly-owned subsidiary of Houston. Arkla, which is currently a division of NorAm, would continue to operate as a division of NorAm. By way of the Joint Application in this proceeding, Applicants are seeking approval of the Expected Structure only and are not seeking approval of either of the alternative forms of the merger.
         In his testimony, Mr. Schaeffer explained the details of the proposed merger and outlined what the effects of the merger would be on Arkla. Mr.Schaeffer testified that the merger in question is a strategic merger and that, as a



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PUD 960000264
Final Order
Page 4

result of the merger, both HI and NorAm expect to be better positioned to take advantage of whatever changes occur in the energy industry in the future and to be better positioned to provide innovative and cost effective service to their respective gas and electric customers. Regarding the effects of the merger on Arkla and the grounds for disapproval of the merger under the provisions of Okla. Stat. Ann. tit 17 ss. 191.5, Mr. Schaeffer's testimony can be summarized as follows:

          1. Arkla will honor all of its contractual commitments and the merger will not adversely affect Arkla's contractual rights or obligations.

         2. The merger will have no substantial effect on Arkla's Oklahoma operations. Following the merger, Arkla will operate in Oklahoma in substantially the same way it operates today.

         3. The merger will not adversely affect Arkla's ability or commitment to continue to provide the same level of service to its customers that it currently provides. In fact, the applicants hope that customer service can actually be enhanced as each company takes advantage of the best practices of its new affiliates.

         4. The merger will not substantially lessen competition in the furnishing of public utility service in Oklahoma. HI currently has no operations in Oklahoma and no fundamental changes are expected in Arkla's Oklahoma operations as a result of the merger.

         5. HI's financial condition will not jeopardize Arkla's financial stability or otherwise prejudice the interest of Arkla's customers. In fact, the combined company will possess greater financial capabilities than NorAm currently has.

         6. Other than the merger described in the Merger Agreement, HI has no plans to liquidate Arkla, to sell its assets, or a substantial part thereof, or to consolidate or merge it, or to make any other material change in its investment policy, business or corporate structure, or management. The merger does not seek any changes in any of Arkla's policies with respect to service, employees, operations, financing, accounting, capitalization, depreciation, or other matters affecting the public interest or utility operations. Arkla will continue to maintain its books and records in accordance with all requirements of the Oklahoma Corporation Commission.

         7. HI as a company and HI's management have the competence, experience and integrity to support a finding that the merger is consistent with the public interest and in the interest of Arkla's customers.

         Mr. Schaeffer further committed that the Applicants would not seek a rate increase as a result of the merger and that neither HL&P nor any of the NorAm utilities will seek to recover in rates any of the acquisition premium being paid in this transaction.
         Mr. Thompson testified on behalf of Staff that he had reviewed the Joint Application and found that all of the information required to be provided by Okla. Stat. Ann. tit 17 ss. 191.3 was attached to the application as exhibits. Mr. Thompson then addressed each of the individual grounds for disapproval of the merger, as set forth in Okla. Stat. Ann. tit 17 ss. 191.5, and testified that, based upon the information provided to Staff, none of the stated grounds for disapproval


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PUD 960000264
Final Order
Page 5

are present in the case of the proposed merger. Mr. Thompson testified that, based upon Staff's review and the information available to him at the time of his review, he had no reason to believe that the proposed merger was not in the public interest. Mr. Thompson, therefore, testified that Staff did not oppose approval of the proposed merger.
         Mr. Thompson did, however, testify that the Commission should continue to monitor Arkla to be certain that Arkla's Oklahoma jurisdictional ratepayers receive their fair share of any benefits of the merger, and that Arkla's Oklahoma jurisdictional ratepayers are not asked to pay higher rates than would have otherwise been fair and reasonable if the merger had not occurred. Mr. Thompson also testified that Staff had been assured by the Applicants that the merger would have no impact on any of Arkla's ongoing commitments pursuant to the stipulation approved by Order No. 388659 in Cause No. 940000354. Mr. Thompson testified that Staff would continue to monitor the progress of the merger as it proceeds to make certain that these issues are not impacted.
                     FINDINGS OF FACT AND CONCLUSIONS OF LAW
         The Commission, upon proper evaluation of the record of the hearing on the merits before the ALJ, makes the following findings:
         The Commission finds that it has jurisdiction pursuant to Article IX, Sec. 18 of the Oklahoma Constitution, Okla. Stat. Ann. tit 17 ss. 151, Okla. Stat. Ann. tit 17 ss. 152 and Okla. Stat. Ann. tit 17 ss. 191.1 et. seq.
         The Commission finds that the Applicants have complied with the requirements set forth in Okla. Stat. Ann. tit 17 ss. 191.1 et. seq. for approval of the proposed merger, including notice of hearing in the manner authorized by the Commission in Order No. 405193, issued in this Cause on September 13, 1996.
         The Commission finds that none of the potential adverse consequences designated as grounds for disapproval of the application in Okla. Stat. Ann.
tit 17 ss. 191.5 are present in the case of the proposed merger.
         The Commission further finds that Staff and Arkla should work together to develop a reporting process to facilitate the monitoring activities described in the prefiled testimony of Mr. Robert C. Thompson.
         The Commission further finds that the Joint Application should be granted and that the Expected Structure of the merger should be approved as provided for in the Merger Agreement.
                                      ORDER
         IT IS THEREFORE THE ORDER OF THE CORPORATION COMMISSION of the State of Oklahoma that the relief requested in the Joint Application filed in this Cause on September 9, 1996, is hereby granted and the Expected Structure of the Merger as set forth in the Merger Agreement is hereby approved.
         IT IS FURTHER ORDERED that Staff and Arkla shall work together to develop a reporting process to facilitate the monitoring activities described in the prefiled testimony of Mr. Robert C. Thompson, which was Exhibit 15 in the record herein.



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         IT IS FURTHER ORDERED that such approval extends only to the Expected
Structure of the merger as set forth in the Merger Agreement, as discussed above. If, for any reason, the merger is not completed under the Expected Structure, Applicants are directed to seek further approval from the Commission prior to proceeding with either of the alternative forms of the merger provided for in the Merger Agreement.
                                       CORPORATION COMMISSION OF OKLAHOMA

                                        /s/ Cody L. Graves
                                            --------------------------
                                            CODY L. GRAVES, Chairman



                                        /s/ Bob Anthony
                                            --------------------------
                                            BOB ANTHONY, Vice Chairman



                                        /s/ Ed Apple
                                            --------------------------
                                            ED APPLE, Commissioner

         DONE AND PERFORMED THIS 15th day of October, 1996, BY ORDER OF THE
COMMISSION:


                                        /s/ Charlotte W. Flanagan
                                            --------------------------
                                            CHARLOTTE W. FLANAGAN, Secretary


                     REPORT OF THE ADMINISTRATIVE LAW JUDGE

         The foregoing Findings and Order are the Report and Recommendations of the Administrative Law Judge.



     /s/ Robert E. Goldfield                           October 10, 1996
         ---------------------------                 -------------------
         Robert E. Goldfield                                  Date
         Administrative Law Judge